Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

新東方教育科技集團 *

(continued in the Cayman Islands with limited liability)

(Stock Code: 9901)

RESULTS OF 2021 EXTRAORDINARY MEETING OF SHAREHOLDERS

We refer to our announcement dated January 26, 2021 (the “Notice of EGM”). We are pleased to announce that all the proposed resolutions set out in the Notice of EGM were duly passed at our general meeting of shareholders held on March 8, 2021. Unless the context suggests otherwise, capitalized terms used in this announcement shall have the same meanings as those in the Notice of EGM.

As at March 8, 2021: (a) the Company had an authorized share capital of US$3,000,000 divided into 300,000,000 Existing Shares, of which 171,421,887 were issued. Immediately following the share subdivision becoming effective: (a) the Company will have an authorized share capital of US$3,000,000 divided into 3,000,000,000 New Shares, of which 1,714,218,870 will be issued (assuming no change in the Company’s issued share capital between then and the date of this announcement).

For holders of our Shares listed on the Hong Kong Stock Exchange, upon the share subdivision (detailed in the Notice of EGM) becoming effective (being March 10, 2021), the Existing Share Certificates will only be valid for delivery, trading and settlement purposes until 4:10 p.m. on Friday, April 16, 2021, following which, they will not be accepted for delivery, trading and settlement purposes. Nevertheless, the Existing Share Certificates will remain effective as documents of title to the Subdivided Shares on the basis of one issued Existing Share for ten New Shares and may be exchanged for New Share Certificates at any time in accordance with the Exhibit A to the Notice of EGM.

By order of the Board
New Oriental Education & Technology Group Inc.
Mr. Michael Minhong Yu
Chairman

Beijing, China, March 8, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Michael Minhong Yu, Mr. Chenggang Zhou and Mr. Louis T. Hsieh as directors, and Mr. Robin Yanhong Li, Mr. Denny Lee and Mr. John Zhuang Yang as independent directors.

*	for identification purposes only.

New Oriental Education & Technology Group Inc.

Announces Results of Extraordinary General Meeting

BEIJING, March 8, 2021 — New Oriental Education & Technology Group Inc. (“New Oriental” or the “Company”) (NYSE: EDU and SEHK: 9901), the largest provider of private educational services in China, today announced that that each of the following proposed resolutions submitted for shareholder approval have been adopted at its extraordinary general meeting of shareholders held in Beijing today:

1.

as an ordinary resolution, THAT effective as of March 10, 2021, each common share (whether issued or unissued) of par value of US$0.01 each in the share capital of the Company be, subdivided into ten common shares, with a par value of US$0.001 each, such that following such subdivision, the authorized share capital of the Company shall be US$3,000,000 divided into 3,000,000,000 shares with a par value of US$0.001 each;

2.

as a special resolution, THAT subject to the dual foreign name “新東方教育科技（集團）有限 公司” being entered in the Register of Companies by the Registrar of Companies in the Cayman Islands, the Chinese name “新東方教育科技（集團）有限公司” be adopted as the dual foreign name of the Company;

3.

as a special resolution, THAT subject to the passing of the above Resolution 1 and Resolution 2, the Company’s Amended and Restated Memorandum of Association and Articles of Association (the “Current M&AA”) be amended and restated by their deletion in their entirety and by the substitution in their place of the Second Amended and Restated Memorandum of Association and Articles of Association.

About New Oriental

New Oriental is the largest provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings consist of K-12 after-school tutoring, test preparation, language training for adults, pre-school education, primary and secondary school education, education materials and distribution, online education, and other services. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK) respectively. New Oriental’s ADSs, each of which represents one common share. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Contacts

For investor and media inquiries, please contact:

Ms. Sisi Zhao

New Oriental Education & Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

Ms. Rita Fong/Ms. Charlotte Cheung

FTI Consulting

Tel: +852 3768 4548/+852 3768 4732

Email: rita.fong@fticonsulting.com/charlotte.cheung@fticonsulting.com

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